Filed by Javelin Pharmaceuticals, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Javelin Pharmaceuticals, Inc.
Subject Company’s Commission File No.: 001-32949
THE FOLLOWING IS THE TRANSCRIPT OF THE JOINT CONFERENCE CALL OF MYRIAD PHARMACEUTICALS, INC. AND JAVELIN PHARMACEUTICALS, INC. HELD ON DECEMBER 18, 2009 AT 9:00 A.M.

Operator:	Good day everyone and welcome to this morning’s conference call hosted by Myriad Pharmaceuticals and Javelin Pharmaceuticals. Please be aware that this call is being recorded and webcast. The accompanying slides are available for review online from Myriad Pharmaceuticals corporate website at www.myriadpharma.com and from Javelin Pharmaceuticals corporate website at www.javelinpharmaceuticals.com . At this time, for opening remarks I would like to turn the call over to Patrick Burke, Vice President of Corporate and Business Development at Myriad Pharmaceuticals. Please go ahead sir.

Patrick:	Thank you Yolanda. Hello and thank you all for taking the time to join us today. With me in Salt Lake City from Myriad Pharmaceuticals are Dr. Adrian Hobden, President and CEO, Robert Lollini, Chief Financial Officer, and Wayne Laslie, Chief Operating Officer. Also joining us here in Salt Lake City is Marty Driscoll, CEO of Javelin Pharmaceuticals.

Before we go any further, I’d like to direct your attention to slide 2 and remind everyone that we will be making forward looking statements on today’s call. Such forward looking statements include statements related to the proposed merger transaction, the potential approval of Dyloject by the FDA, the timing of the commercial launch of Dyloject, the potential benefits of the business combination for Myriad Pharmaceuticals and Javelin Pharmaceuticals’ shareholders, Myriad Pharmaceuticals plans for the development of clinical and preclinical product candidates in its pipeline and other matters. These forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by Myriad Pharmaceutical and Javelin. You can find more information about such risks and uncertainties in the filings made by both companies with the Securities and Exchange Commission including their annual reports on Form 10-K, quarterly reports on Form 10-Q and other SEC filings which we urge you to review. I will now turn to slide 3 and hand the call over to Dr. Hobden. We’ll open the floor to questions following the presentation. Adrian.

Adrian:	Good morning and thank you for joining us today. We are very pleased to hold this call because as we announced this morning, Myriad Pharmaceuticals and Javelin Pharmaceuticals of Cambridge, Massachusetts have entered into a definitive agreement through which Myriad Pharmaceuticals will acquire Javelin in an all-stock merger transaction. As part of this transaction, Myriad Pharmaceuticals will acquire Dyloject, a product candidate with an NDA submitted for the management of acute moderate to severe pain which immediately and significantly enhances the profile of Myriad Pharmaceuticals’ product pipeline. This acquisition, the successful combination of an intensive strategic review process and we believe increases the near-term and long-term value proposition for both Myriad Pharmaceuticals and Javelin.

On the call today, I’ll explain how this transaction relates to our corporate strategy and detail the terms of the agreement. Then Marty will bring you up to speed on Javelin and the opportunities they bring to the table. And finally, I’ll present the proposed combined company pipeline and update you on our projected 12-month milestones.

Now, turning to slide 4. Myriad Pharmaceuticals is focused on discovering, developing and commercializing novel, small molecule drugs that address severe medical conditions and we are striving to develop a pipeline that includes both commercial, clinical, and preclinical product candidates that have the potential to be first in class and/or best in class therapeutics. One key initiative of our corporate strategy is to create collaborative relationships to enhance our portfolio value and build a commercial infrastructure to support and accelerate commercial opportunities. The acquisition of Javelin achieves this objective. Upon closing the transaction, the company will have a pipeline of early, mid, and late stage products with the cash resources to launch Dyloject with a hospital sales force. We believe within a few years from launch, revenues from Dyloject should significantly contribute the funding development of our growing pipeline of products.

On slide 5, you will see a number of the key reasons why Myriad Pharmaceuticals chose the strategic acquisition of Javelin. We believe this transaction would provide the company with a clear, accelerated path to commercialization. If approved, Dyloject will be the first injectible, non-steroidal, anti-inflammatory drug, or NSAID, marketed in the United States as a single agent for the management of acute, moderate to severe pain in adults since ketorolac in 1990. We believe there exists a substantial and growing physician demand for new, non-opioid product candidates like Dyloject in the acute setting. Furthermore, successful commercialization of Dyloject will provide potential near-term revenues that should help offset development expenses associated with advancing our other promising drug candidates.

We intend to launch Dyloject independently with a hospital targeted sales force. This focused commercialization effort should allow Myriad Pharmaceuticals to begin realizing revenues from Dyloject within a matter of months after FDA approval. With this acquisition, Myriad Pharmaceuticals is now in a position to recognize near-term product revenues to support our diversified pipeline of early, mid, and late stage drug candidates whilst insulating our cash reserves and enhancing overall shareholder value.

On slide 6, let me briefly describe the specifics of this transaction. Under the terms of the agreement, at closing, Javelin shareholders will receive 0.2820 shares of Myriad Pharmaceuticals common stock in exchange for each share of Javelin common stock outstanding. This represents a 16.8 percent premium over the 10 day average closing price of Javelin stock prior to the announcement. We have structured this transaction in such a way that Javelin shareholders will recognize increasing value from the deal based on the speed with which Dyloject is approved.

As many of you listening today are aware, Javelin took a major step towards that goal with the recent submission of the Dyloject NDA to the FDA on December 2nd. Based on two successful Phase 3 clinical trials and a comprehensive NDA submission, we are optimistic about the approval and commercial potential for this drug candidate. In conjunction with the closing, up to two Javelin nominated board members may join the Myriad Pharmaceuticals board of directors. Also, as part of the definitive agreement, we’ve entered into a loan and security agreement whereby Myriad Pharmaceuticals will provide up to 6 million of interim financing as an efficient way to provide Javelin with working capital. The boards of both companies have unanimously approved the transaction and with shareholder approval, we expect to close the deal in the first quarter of 2010.

I will now turn the call over to Marty Driscoll, Chief Executive Officer of Javelin Pharmaceuticals who will discuss their recent NDA submission and the value of the transaction to Javelin shareholders. Marty.

Marty:	Thank you, Adrian. And thank you to everyone for joining our call this morning. I’m going to begin to speak starting with slide 7. Javelin Pharmaceuticals applies innovative, proprietary technologies to the development of new pharmaceutical products and improved formulations of existing drugs for pain management. As we previously disclosed on December 2nd, Javelin announced the submission of a new drug application to the FDA for our lead product candidate, Dyloject, which is a novel, proprietary IV formulation of diclofenac sodium for the management of acute moderate to severe pain. IV diclofenac is approved in the United Kingdom but not yet available of course in the United States. Dyloject has been evaluated in 16 clinical studies enrolling over 2000 subjects including 1300 patients in 2 multi-dose multiple day, placebo-controlled, phase 3 pivotal efficacy studies and one multiple dose open label safety study. The two major efficacy trials for Dyloject successfully achieved their primary and secondary end points. And very importantly, showed reductions in post-operative rescue opiate use of 43.5 percent and 61.5 percent respectively when compared to placebo. As I just stated, Dyloject is approved in the UK, and last January, Javelin licensed the European Union commercialization rights to Dyloject to our partners at Therabel. The recent NDA submission includes an extensive safety database collected over the routine course of treatment of patients in the UK.

Now to slide 8, the Dyloject commercial opportunity. Outlined on this slide are the characteristics that we believe create a near-term, lower-risk, commercial opportunity in Dyloject. If approved, Dyloject will be the first injectible NSAID to be marketed in the US as a single agent for the management of acute post-operative moderate to severe pain since ketorolac was introduced in the 1990s. We believe it has the potential to rapidly become an important new tool in the physicians armamentarium of NSAIDs for the treatment of acute moderate to severe pain. While diclofenac sodium, the active pharmaceutical ingredient in Dyloject is one of the most widely prescribed NSAIDs, and is approved and marketed in a variety of forms in the US, including several oral formulations, a topical gel, a patch and ophthalmic drops, there is no approved injectible formulation. A highly desired product formulation for the management of acute postoperative pain. The non-opioid medication market has the potential to be as great as $500 million per year with significant room for growth because the opiates such as morphine may cause nausea, vomiting, constipation, sedation, cognitive impairment, and respiratory depression that could greatly limit their use. Dyloject, we believe, has the potential to be cost effective and easy to administer which may allow for a clinically significant reduction of opiate use, reducing the occurrence of many serious opiate related side effects.

To slide 9, when Javelin planned for the NDA submission and the potential commercialization of Dyloject, we evaluated a number of strategic alternatives. We have concluded that this transaction offers Javelin and its shareholders the best option to achieve those goals and a unique opportunity to capitalize on the potential value of the pipeline of the combined company. First, Myriad has the financial and commercial resources to successfully launch Dyloject. Second, the Javelin shareholders maintained equity in the Javelin pipeline including additional value if Dyloject is approved by the FDA in the next 18 months. Shareholders will also benefit from equity in the company going forward, which we believe will create significant long-term value through Myriad Pharmaceuticals broad pipeline of product candidates. We have all worked hard to create a transaction that we believe has great potential for meaningful upside for our shareholders. I am gratified to have forged a deal that will allow Javelin to realize the commercial potential made possible by the diligent and thorough clinical and regulatory work of our team over the course of the last several years.

With that, I’ll now ask Adrian to provide some color on the proposed combined company pipeline and upcoming catalysts. Adrian.

Adrian:	Thank you Marty. On the next slide, number 10, you’ll see the proposed combined pipeline which features a potential near-term product launch and a portfolio of drug candidates. The clinical stage candidates are Dyloject – as we’ve discussed, this is a product candidate with an NDA already submitted and pending FDA review. And with the potential to become a significant new injectible NSAID for the management of post-operative pain. Next, we have MPC-4326 – a first in class, small molecule inhibitor of HIV-1 maturation. We’ve recently initiated a Phase 2b study for the treatment of HIV infection with a new optimized tablet formulation. Then Azixa, a phase 2 drug candidate being developed for the treatment of advanced primary brain tumors and metastatic tumors with brain involvement. And MPC-3100 – a fully synthetic orally bio-available inhibitor of Hsp90 currently in phase 1 testing for the treatment of cancer. Myriad Pharmaceuticals also has a number of promising preclinical drug candidates in oncology and other life-threatening human diseases.

Myriad Pharmaceuticals is well-positioned to take advantage of the opportunity provided by Dyloject. We ended our last financial quarter on September 30th with over $180 million in cash and marketable securities and we’ll now apply our considerable commercial experience to the task of ensuring a successful commercial launch of Dyloject.

Moving on to slide 11. The milestones provided here on slide 11, underscore Myriad Pharmaceuticals’ goal of accelerating development of our full spectrum of opportunities across commercial, clinical, and pre-clinical drug development. First, we will work to close this deal expeditiously so that we can focus our attention on our multiple near-term commercial and clinical milestones. Second, we will work closely with the FDA to obtain regulatory approvals for Dyloject. Third, we will continue to focus on advancing Myriad Pharmaceuticals’ three clinical candidates. In that vein, we anticipate completing enrollment and advancing towards completion our recently initiated 24-week efficacy study of MPC-4326 in HIV. This trial is a multi-center randomized study designed to determine MPC-4326 efficacy in an optimized background regimen. The study will utilize the new tablet formulation of 4326 and will test two doses of the experimental therapy versus a control arm in previously treated HIV-1 infected individuals who are failing current therapy and have documented resistance to most other anti-HIV agents.

Next, in our oncology program, we have a number of milestones projected for Azixa including data from our Phase 2a study in glioblastoma in combination with carboplatin. The completion of enrollment in our second Phase 2 trial of glioblastoma monotherapy with Azixa and preparation towards the initiation of a registration trial in early 2011.

MPC-3100, our second oncology candidate is an Hsp90 inhibitor. Results are expected from our Phase 1 trial investigating the safety, tolerability and pharmacokinetics of the compound in the first half of next year and we will then anticipate initiation of a Phase 2 study for MPC-3100 in cancer.

In summary, we believe that this transaction accelerates our transition into a fully integrated biotechnology company. Looking ahead, I am very enthusiastic as Myriad continues on its mission to develop and commercialize new treatments for serious medical needs. With that, I will conclude my prepared remarks and we would now like to open the call for any questions that people might like to ask. Yolanda.

Operator:	Thank you. If you wish to ask a question at this time, please signal by pressing star then one on your telephone keypad. If you are using a speakerphone, please ensure that your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one for any questions at this time. And we’ll pause for just a moment to assemble our queue. We’ll take our first question from Ted Tenthoff with Piper Jaffray, please go ahead.

Q:	Great. Thank you very much and congratulations all on what sounds to be a pretty exciting transaction and merger. Just starting out if I may, Adrian, can you walk us through a little bit the diligence that you did on the NDA submission and have you reviewed the minutes with the FDA and everything and do you feel very confident and I only ask because I don’t have much experience with the Javelin folks. So I want to get kind of your sense of what you did to go through and have comfort with the filing documents and I guess the filing hasn’t been submitted yet, but when should we expect to hear, or I’m sorry, hasn’t been accepted yet, but when should we expect to hear that and what would be a potential PDUFA date?

Adrian:	Yes, Ted, thank you. As you would expect we have done extensive due diligence. Marty Driscoll is shaking his head over the other side of this table from me because he knows how extensive our due diligence has been. We absolutely have reviewed all the minutes of the correspondence between Javelin and the FDA. We’ve reviewed everything in the NDA submission. We reanalyzed all the statistical data from the trials, confirmed, I have to say, confirmed all of the data from Javelin. We found no mistakes in there whatsoever. We carefully reviewed all the safety data from all of the patients in all of the trials, the ISS. We offered suggestions to Javelin in terms of slight changes of emphasis perhaps that would go into the NDA. And we’ve had a significant input into the draft product label. So we are very, very comfortable with this NDA submission. We fully indorse Marty’s statement from a few weeks ago that this is a high quality NDA. And we are very much looking forward to the FDA review of it. Now, the other question you ask was about filing date. The FDA has 60 days from submission of the NDA to announce their intent to file. I don’t think we would expect that to be a problem based on the quality of the data. And the PDUFA date would be 10 months from date of submission, December 2, 2009, so 10 months from now.

Q:	Okay. Perfect. And then, I didn’t see this, but I may have missed this in the documents today, what is the fully-diluted Javelin share count?

Adrian:	Marty, do you have the answer to that?

Marty:	It’s just under 65 million.

Adrian:	That’s correct.

Q:	All right. Excellent. I’ll hop back in the queue.

Operator:	We’ll take our next question from Gary ___with Leerink Swann, please go ahead.

Q:	Hi good morning, Adrian, Marty, my congratulations as well. A few questions. First, Adrian, in terms of commercial plans for Dyloject, how many sales reps do you think you would need to compete effectively in this space? Would you look to get other hospital assets with your cash to leverage that infrastructure and just generally, what sort of experience I guess do you have in the hospital space.

Adrian:	Very good questions Gary and I’m going to pass them over to Wayne Laslie, our Chief Operating Officer and just before I do that, let me tell you that he has extensive experience in commercializing products within the pharmaceutical industry. He’ll probably be upset with me for saying extensive, but he is a veteran, so over to you Wayne.

Wayne:	Thank you. Let me just say, let me begin by saying we’ve been very fortunate to have been able to bring onboard at Myriad some very key individuals in the commercial area. We have a vice president of marketing, prior to joining Myriad, set up the hospital sales and marketing organization for HI. He grew that organization from an initial 20 reps to over 110. We also have a vice president of sales who also has had extensive experience in establishing sales forces and he came to us from Idenix prior to coming to Myriad and he spent time at Scherring Plough and at Amgen, so very extensive experience in the hospital setting. Additionally, we have a medical affairs vice president who is a neurologist, he’s a board certified neurologist. He was on the launch team for Relpax at Pfizer. And he also was on the launch team for Lunesta at Sepacor. Additionally, we have a head of analytics who joined us after finishing his MBA but he, prior to that he was 10 years at ZS Associates whom you probably know as a leading firm in sales force optimization forecasting and market research. And then we have a head of supply chain who has spent most of his career at Pfizer and Novartis. So that’s kind of the background of the people we’ve been able to bring in. In terms of the number of sales reps, we are looking and optimizing our sales force plans now. Certainly the competition seems to have 100 to 150 is what they’re planning and we think we would be competitive in that area.

Q:	Okay. And just about other potential hospital assets. I mean you still have a lot of cash and I would imagine you don’t want to just launch one product into that space so it makes sense to have several in the stack.

Adrian:	Well, we think we can certainly leverage our sales force. One of the things that we’ve noted is that several of the medium size pharma companies do not have the hospital based sales force but they have products that could well be promoted in that arena. So we don’t necessarily see that we have to go out and acquire a product although we wouldn’t exclude that but we certainly could see entering into relationships with other partners to promote their products within the hospital setting. Marty, do you have something to add on that?

Marty:	Gary, just a couple comments to build on Wayne’s point. Certainly, as Adrian indicated, they did an exhaustive due diligence of Javelin Pharmaceuticals and our portfolio, particularly the Dyloject NDA and frankly that was an attraction to us as a potential combination. Because of the extent of diligence they did, we thought that was evidence of their intensity, their interest and that was impressive to the Javelin board and the management. As part of our diligence. One of the features that attracted us was the team that Wayne that just described led by Wayne. In their past with their previous Alzheimer’s disease product have been building a very impressive internal commercial capability which exists today and that was an impressive feature of the company. Secondarily, we actually think there is potentially good synergy for the Myriad pipeline with Dyloject and the Javelin pipeline that can allow Myriad Pharma to leverage this strong balance sheet with a synergistic portfolio and the commercial capability that’s going to be built.

Q:	Okay. And a couple of questions. It seems that the only way you could get the highest premiums at 37 percent if Dyloject is approved before June of 2010, I mean that would require expedited review based on your comment it sounds like you expect a 10 month PDUFA so I mean is that target even possible in your minds and when will we know about potential expedited review?

Marty:	Well, to build on Adrian’s earlier point, the – as you know, the PDUFA statute assigns a 10 month review period to a standard review designation and assigns a 6 month review period to a priority review designation and we want to be conservative and estimate that this compound will have a standard review and therefore will be a 10 month PDUFA review, but we wanted to build into the transaction for the benefit of the Javelin shareholders that in the event the agency made a decision to have a more expedited review that we could capture that value.

Q:	Okay. And then last question and I’ll hop back in. Are there any break up fees from either side if this deal does not go through, if one side terminates? Thanks.

Adrian:	There are break up fees. Those are in line with the standard break up fees that you would see in any transaction like this. That probably will appear in the 8K filing I’m expecting.

Marty:	They’ll all be publicly disclosed.

Q:	All right. Thanks.

Operator:	We’ll move to our next question from Juan Sanchez with Landenburg Thalmann.

Q:	Good morning guys.

Marty:	Good morning Juan.

Q:	I have one question for Adrian. What was your cash burn pre-acquisition per year?

Adrian:	I’m going to pass that over to Bob Lollini our CFO.

Bob:	Well, Juan, as you may be aware, we were just spun out publicly in July. Our cash burn for the first quarter was approximately $7 million and we kind of looked at that as being fairly representative of what we might expect over the remainder of the year.

Q:	The last question is...

Bob:	And there’ll be some increased expenditures associated with this transaction and also with assuming approval of the transaction, some incremental expenditures associated with launch preparations for Dyloject.

Q:	Do you guys have any patients on developing Ereska? I saw that the drug wasn’t in the slide and it’s a Phase 3 asset.

Adrian:	We’ve evaluated Ereska very carefully and we do think it’s an interesting opportunity. What we want to do is look at the whole of our portfolio in the light of expenditure on Dyloject. Our first priority is to ensure that we have a very successful launch of Dyloject, that we’ve gotten enough cash into that. But we do think that there is potential for Ereska in the context of breakthrough cancer pain particularly as a nice linkage between our cancer products and the hospital based pain products and so we will be evaluating that opportunity over the next few months.

Q:	Okay. Thank you guys.

Operator:	As a reminder, that is star one if you do have a question at this time. We’ll hear next from Nathanial August with White Eagle Partners. Please go ahead.

Q:	Yeah, hi. I was just wondering if you could explain why you thought Dyloject was going to be a commercially successful drug given that preliminary results in the UK look pretty disappointing.

Adrian:	Marty, do you want to address that question?

Marty:	Yeah. I don’t know where the preliminary results are disappointing. The sales estimates in this likely to occur this year in 2009 as the sales ramp up indicate that the forecast for the United States that we’ve established are likely to be achieved. As you know, with the introduction of a hospital based product, you first have to establish efficacy and then formulary development. The ramp does take longer because oftentimes formulary acceptances or meetings and acceptances are staggered. But certainly our partner firm Therabel has done a very nice job in our judgment ramping up the use and I think from all of our views thus far, we’re quite impressed with how it’s ramping in the UK. So based on that, we’re very comfortable with the expectations in the United States.

Wayne:	If I may just add to that, we have been very impressed with the profile of Dyloject. First of all, as you my know, in this market, there is a high unmet need for a product that can be used for moderate to severe pain. There is a generic product that’s currently in the market that’s growing on its own at about 4 percent. It has a very significant black box. And we think with Dyloject, we can compete very effectively against that product. So it has a very, very impressive profile and our discussions with physicians have clearly indicated that there is a need for a product in this market. So we’re very bullish on the potential for Dyloject. Marty, I think you had some...

Marty:	Just a couple other comments too. There are significant differences between Dyloject in the market in the UK and the United States as well as Dyloject. In the UK as you know, the product formulation is 75 milligram and it was approved through the essentially similar process to Voltarol, the slow infusion version of diclofenac. The first competitive set is broader and is different. In the US, our NDA submission includes data as we said earlier on more than 2000 subjects. It’s a broader clinical program and we believe because of the results of that and it’s reflected in the draft product label we’ve submitted, we have the capability to have broader differentiations in the United States where there is a smaller and different competitive set.

Q:	Okay. And with Acetavance and Caldolor both looking like they’re actually going to get a priority review and you’re pretty clearly guiding that you’re not, aren’t you somewhat concerned that you’re going to be starting behind the 8-ball so to speak?

Adrian:	Wayne again.

Wayne:	Yeah, we’ve certainly looked at that and evaluated it. We think this market is big enough for three products and we think the profile that Dyloject will have will certainly make it competitive with the other two that are on the market plus a generic Keterolac.

Adrian:	The other thing to add is that there’s not an overlapping data set here that Dyloject is aimed at moderate to severe pain. Caldolor is approved to mild to moderate pain. Obviously, Acetavance is not yet approved. We would think the major indication is going to be for fever with that product. So it’s not a direct competition between those products.

Q:	Okay, and am I right in thinking that this needs shareholder approval on the Myriad side?

Adrian:	It needs shareholder approval on both companies side.

Q:	Okay well, I mean then I just need to tell you that my preliminary evaluation of this transaction is extraordinarily negative. That I think that from everything that I’ve seen that this is a terrible deal for Myriad Pharmaceutical shareholders and that I personally intend to vote against this unless you come out with something much more convincing and I would encourage everyone else to do the same.

Adrian:	Okay.

Operator:	And as a final reminder, that is star one if you have a question at this time. We’ll take our next question from Daniel Fu with Wise Capital. Please go ahead.

Q:	Hi. I guess this question is directed towards the committee of Myriad. How much net cash do you guys see in one share of Myriad at this time? Net cash per share.

Male:	Let me see here.

Q:	It seems like you guys have about 170 million or so net cash.

Adrian:	We had 181 million at September 30th.

Q:	And then the current market cap is 120 million. So I guess my question is why you thought a stock for stock transaction was appropriate given the fact that Myriad stock is already trading at a depressed level.

Adrian:	We think that we need to use the cash to do a successful launch of Dyloject and this is the way of us maintaining our cash for doing exactly that.

Marty:	The opportunity here is to utilize the strong balance sheet to launch successfully in a specialty market, a submitted NDA in near-term and we felt that a strong desire for our shareholders to support this transaction.

Bob:	And in answer to you earlier question on as of September 30, our cash per share was about $7.35 on a fully diluted basis.

Q:	It just seems kind of illogical to me knowing that the share price is around $5 per share to use your share as a currency in this transaction when basically Myriad shareholders are essentially going to lose that $2 in net cash.

Adrian:	Well, we would encourage you to take a long-term view on this. We think that this is a very accretive step with the approval of Dyloject and our modeling is very positive in that sense.

Q:	Okay.

Operator:	And Mr. Fu was there anything further sir?

Q:	No, no there wasn’t.

Operator:	Thank you. We’ll take our next question from Joe Aguilera with BioRevolution Capital. Please go ahead.

Q:	Oh, hi. Adrian. Joe Aguilera. How many shares will be out if the deal goes through totally?

Adrian:	It’s going to be around 40 something million.

Q:	42?

Adrian:	Something like that.

Male:	42 million.

Adrian:	Yes. 42 million.

Q:	So, okay, so we should expect to end the year with cash, with approximately how much?

Adrian:	Which year are you looking at? Our financial year?

Q:	Well, the end of this, actually the year that ends in two weeks.

Adrian:	I’ll have Bob Lollini address that question.

Bob:	If we look at our cash burn in the first quarter in the transaction costs associated with these negotiations we’ll probably be looking at – I hesitate to forecast this number, but we’re looking at if you look at transaction costs and you look at our first quarter burn, you can probably run a projection from there.

Q:	What’s the first quarter burn approximately? Is it 15 million?

Bob:	Approximately 7 million.

Q:	How much?

Bob:	Approximately 7 million.

Q:	Okay. So do you expect to maintain that kind of burn throughout the next year from the end of December 31st of this year, this going into 2010?

Bob:	I would expect that to increase especially as we prepare for a commercial launch of Dyloject.

Q:	How much would that increase by, approximate?

Bob:	Those are numbers that we haven’t fully vetted yet or are ready to go public with.

Q:	So what’s the potential of this product worldwide, Adrian, that you saw in this potentially. Let’s talk US first.

Adrian:	The analysts from Javelin have projected revenues for this product, for US revenues for this product of 250 million a year. We would agree with that assessment. In addition to that, there are projected revenues in Europe of 75 million. I’m looking at Marty now, 75 million a year. There is also opportunity for this product outside of the US and Europe for this product, so total worldwide sales would be projected to be over $300 million a year for this product.

Q:	And the cash that we have now will last us because the burn is going to go up approximately how long, Adrian, two years?

Adrian:	It would probably, it would last much more than two years.

Q:	Two and a half?

Adrian:	Two and a half, at current burn, you would project it out to, well, not with current burn but with an increase burn to launch the product, but we would expect this product to start generating revenues net cash flow about a year after launch.

Q:	And going to your pipeline Adrian, with the HIV, what are the other drugs that you expect to combine your HIV with going forward?

Adrian:	You know, we’re active in discussions with other companies about partnering MPC-4326, to address your question, we do see the potential and the way that the markets are going for having combination HIV drugs. Our drug could suddenly we anticipate be co-formulated with a number of other HIV drugs. We obviously don’t have any of those drugs, hence the desires to partner this product with one of the major pharmaceutical companies and we are in active discussions with various companies about that.

Q:	So we’ll look to partner that 4326 sometime in 2010, correct?

Adrian:	Well, we’re in the middle of a Phase 2b clinical trial with that compound. Whether we would partner it before the end of that study or not is not certain at this time, but we’re certainly aiming to have a partnership around the end of the trial.

Q:	When will the end of the trial be, Adrian?

Adrian:	The trial is currently enrolling patients and we’ve projected that it’ll take us approximately six months to enroll the patients. It’s 24 weeks of dosing. So we should get to the end of the trial around the end of 2010.

Q:	What kind of interest appetite right now for MPC-4326?

Adrian:	Well, as you’d appreciate, not all pharmaceutical companies have an HIV portfolio, but many do and we certainly found a lot of interest in a novel HIV maturation inhibitor. As you’re aware, there are no other competing maturation inhibitors available.

Q:	And on MPC-3100, and MPC-6287, where are the partnership discussions stand as we speak and the plans to partner those compounds?

Adrian:	You know, we plan, we’re discussing partnerships with both of those programs. We’re expecting to – we’re going to be reporting results from the 6827 from Azixa at ASCO. We certainly expect to have our abstract accepted at ASCO for that. And based on those results, we would hope to get some keen interest in that product. On 3100, as you probably know, the Hsp90 inhibitor space has a number of compounds in it and we think our compound has the potential to be best in class because it is fully synthetic, it’s orally bio-available as we reported a few weeks ago, the drug has a very long half-life and the safety profile to date of that compound has been extremely attractive. So we would suggest that this compound has potential to be the first of best drug out there. Now, we’re finding that there’s a lot of interest in pharma in a fully synthetic orally bio-available Hsp90 inhibitor and we are in discussions with companies about that. We would project that we would like to find a partnership by the time we’ve completed the Phase 1 study which will be sometime around early to middle of next year.

Q:	Okay. Thank you.

Operator:	And seeing no further questions, I will hand the call back to Dr. Hobden for any additional or closing comments.

Adrian:	Yes, thank you very much Yolanda and thank you everybody for their questions. I would just like to finish with concluding remarks and say that we have evaluated Javelin and Dyloject extremely carefully. We’ve done a lot of modeling on this and we see that this is a very good opportunity for the company. We will be out talking in more detail to people. We hope to persuade people that in fact this is a good opportunity for both shareholders, that it is accretive to both shareholders and we would encourage you to enter into further dialog with us if you want more details on it. And with that, I will conclude my remarks. Marty, do you have anything else to say?

Marty:	Certainly. Thank you. Thank you for the opportunity. Thanks for listening this morning. And Adrian, thank you. From our perspective as our remarks indicated, we’re very excited about this opportunity to take our NDA submitted product in a specialty market, in an exciting and growing market with a strong balance sheet from Myriad Pharma which has the capability now to successfully introduce Dyloject in the US and utilize and take advantage of the existing and effective commercial infrastructure that’s been established at Myriad Pharma and now they can leverage that to build a field force. That, coupled with now the combined pipeline, we think brings a very compelling opportunity to our shareholders and to the marketplace with a truly integrated biopharmaceutical company with an NDA submitted product as well as revenues from the European Union where the product is already introduced and available in a key market, the UK. We think this is a good opportunity to leverage the near-term opportunity of Dyloject in the pipeline that now exists at Myriad, that will exist at Myriad Pharma. So thank you again and I look forward to speaking with you individually as the weeks come by.

Operator:	That does conclude our conference for today. Thank you all once again for your participation.
END
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed Merger, Myriad intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Javelin and Myriad and other relevant materials in connection with the proposed Merger, and each of Javelin and Myriad intend to file with the SEC other documents regarding the proposed Merger. The final joint proxy statement/prospectus will be mailed to the stockholders of Javelin and Myriad. INVESTORS AND SECURITY HOLDERS OF JAVELIN AND MYRIAD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JAVELIN, MYRIAD AND THE PROPOSED MERGER.

     The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web-site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Javelin by directing a written request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations and by Myriad by directing a written request to Myriad Pharmaceuticals, Inc., 320 Wakara Way, Salt Lake City, Utah 84108, Attention: Investor Relations.
     Javelin, Myriad and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Javelin and Myriad in connection with the proposed Merger. Information regarding Javelin’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009, and the proxy statement for Javelin’s 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009. Information about the executive officers and directors of Myriad and their ownership of Myriad common stock is set forth in Myriad’s annual report on Form 10-K for the year ended June 30, 2009, filed with the SEC on September 28, 2009. Certain directors and executive officers of Javelin may have direct or indirect interests in the Merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the Merger. If and to the extent that any of the Javelin and Myriad participants will receive any additional benefits in connection with the Merger, the details of those benefits will be described in the joint proxy statement/prospectus relating to the Merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of Javelin, Myriad and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.